MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 114

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 114 on September 15, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.    The date of the Prospectus has been completed.

Pages 2-3.     "The Summary of Essential Financial Information" section and
               "Fee Table" have been completed.

Pages 4-8.     Revisions have been made and the portfolios have been completed.

Pages 9-13.    The descriptions of the Security issuers have been completed.

Pages 14-15.   The Report of Independent Certified Public Accountants and
               Statements of Condition have been completed.

FILE NO. 333-62035
CIK #1025260

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A. Exact Name of Trust:       VAN KAMPEN FOCUS PORTFOLIOS, SERIES 114
                              (FORMERLY VAN KAMPEN EQUITY OPPORTUNITY
                              TRUST, SERIES 114)

B. Name of Depositor:         VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER                VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy        Attention:  Don G. Powell, Chairman
   111 West Monroe Street            One Parkview Plaza
   Chicago, Illinois  60603          Oakbrook Terrace, Illinois  60181

E. Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /   Check box if it is proposed that this filing will become effective
----    at 2:00 p.m. on September 15, 1998 pursuant to Rule 487.

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 114

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                        FORM S-6
ITEM NUMBER                                               HEADING IN PROSPECTUS

                    I. ORGANIZATION AND GENERAL INFORMATION

 1.  (a)  Name of trust                     )     Prospectus Front Cover Page

     (b)  Title of securities issued        )     Prospectus Front Cover Page

 2.  Name and address of Depositor          )     Summary of Essential Financial
                                            )     Information
                                            )     Trust Administration

 3.  Name and address of Trustee            )     Summary of Essential Financial
                                            )     Information
                                            )     Trust Administration

 4.  Name and address of principal          )     *
       underwriter

 5.  Organization of trust                  )     The Trusts

 6.  Execution and termination of           )     The Trusts
       Trust Indenture and Agreement        )     Trust Administration

 7.  Changes of Name                        )     *

 8.  Fiscal year                            )     *

 9.  Material Litigation                    )     *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding           )     The Trusts
       trust's securities and               )     Taxation
       rights of security holders           )     Public Offering
                                            )     Rights of Unitholders
                                            )     Trust Administration

11. Type of securities comprising           )     Prospectus Front Cover Page
       units                                )     The Trusts
                                            )     Portfolios

12. Certain information regarding           )     *
      periodic payment certificates         )

13.(a)  Loan, fees, charges and expenses    )     Prospectus Front Cover Page
                                            )     Summary of Essential Financial
                                            )     Information
                                            )     Trust Operating Expenses
                                            )     Public Offering
                                            )     Rights of Unitholders

   (b)  Certain information regarding       )
          periodic payment plan             )     *
          certificates                      )

   (c)  Certain percentages                 )     Prospectus Front Cover Page
                                            )     Summary of Essential Financial
                                            )     Information
                                            )     Public Offering
                                            )     Rights of Unitholders

   (d)  Certain other fees, expenses or     )      Trust Operating Expenses
           charges payable by holders       )      Rights of Unitholders

   (e)  Certain profits to be received      )      Public Offering
            by depositor, principal         )      Portfolios
            underwriter, trustee or any     )
            affiliated persons              )

    (f)  Ratio of annual charges            )      *
            to income                       )

14. Issuance of trust's securities          )      Rights of Unitholders

15. Receipt and handling of payments        )      *
          from purchasers                   )

16. Acquisition and disposition of          )      The Trusts
          underlying securities             )      Rights of Unitholders
                                            )      Trust Administration

17. Withdrawal or redemption                )      Rights of Unitholders
                                            )      Trust Administration
18. (a)  Receipt and disposition            )      Prospectus Front Cover Page
           of income                        )      Rights of Unitholders

    (b)  Reinvestment of distributions      )      *

    (c)  Reserves or special Trusts         )      Trust Operating Expenses
                                            )      Rights of Unitholders
    (d)  Schedule of distributions          )      *

19. Records, accounts and reports           )      Rights of Unitholders
                                            )      Trust Administration

20. Certain miscellaneous provisions        )      Trust Administration
          of Trust Agreement                )

21. Loans to security holders               )      *

22. Limitations on liability                )
                                            )      Trust Administration
23. Bonding arrangements                    )      *

24. Other material provisions of            )      *
     Trust Indenture Agreement              )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor              )      Trust Administration

26.  Fees received by Depositor             )      *

27.  Business of Depositor                  )      Trust Administration

28.  Certain information as to              )      *
          officials and affiliated          )
          persons of Depositor              )

29.  Companies owning securities            )      *
          of Depositor                      )
30.  Controlling persons of Depositor       )      *

31.  Compensation of Officers of            )      *
          Depositor                         )

32.  Compensation of Directors              )      *

33.  Compensation to Employees              )      *

34.  Compensation to other persons          )      *

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securities     )      Public Offering
          by states                         )

36.  Suspension of sales of trust's         )      *
          securities                        )
37.  Revocation of authority to             )      *
          distribute                        )

38. (a)  Method of distribution             )
                                            )
    (b)  Underwriting agreements            )      Public Offering
                                            )
    (c)  Selling agreements                 )

39. (a)  Organization of principal          )      *
               underwriter                  )

    (b)  N.A.S.D. membership by             )      *
               principal underwriter        )

40. Certain fees received by                )      *
          principal underwriter             )

41. (a)  Business of principal              )      Trust Administration
               underwriter                  )

    (b)  Branch offices or principal        )      *
               underwriter                  )

    (c)  Salesmen or principal              )      *
               underwriter                  )

42. Ownership of securities of              )      *
          the trust                         )

43. Certain brokerage commissions           )      *
          received by principal underwriter )

44. (a)  Method of valuation                )      Prospectus Front Cover Page
                                            )     Summary of Essential Financial
                                            )        Information
                                            )      Trust Operating Expenses
                                            )      Public Offering
    (b)  Schedule as to offering            )
               price                        )

    (c)  Variation in offering price        )      *
               to certain persons           )

46. (a)  Redemption valuation               )      Rights of Unitholders
                                            )      Trust Administration
    (b)  Schedule as to redemption          )      *
               price                        )

47. Purchase and sale of interests          )      Public Offering
          in underlying securities          )      Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of          )      Trust Administration
          Trustee                           )

49. Fees and expenses of Trustee            )     Summary of Essential Financial
                                            )        Information
                                            )      Trust Operating Expenses

50. Trustee's lien                          )      Trust Operating Expenses

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's         )      Cover Page
          securities                        )      Trust Operating Expenses

52. (a)  Provisions of trust agreement      )
               with respect to replacement  )      Trust Administration
               or elimination portfolio     )
               securities                   )

    (b)  Transactions involving             )
               elimination of underlying    )      *
               securities                   )

    (c)  Policy regarding substitution      )
               or elimination of underlying )      Trust Administration
               securities                   )

    (d)  Trustamental policy not            )      *
               otherwise covered            )

53. Tax Status of trust                     )      Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during               )      *
          last ten years                    )

55.                                         )
56. Certain information regarding           )      *
57.       periodic payment certificates     )
58.                                         )

59. Financial statements (Instructions      )    Report of Independent Certified
          1(c) to Form S-6)                 )        Public Accountants
                                            )    Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required


                                   VAN KAMPEN

VAN KAMPEN FOCUS PORTFOLIOS

FINANCIAL SERVICES TRUST, SERIES 2
MORGAN STANLEY EUROTEC INDEXSM TRUST, SERIES 1


--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 114 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a single industry. Of course, we cannot guarantee that a Trust will achieve its objective.

     The Units are not deposits or obligations of any bank or government agency and are not guaranteed.


                               SEPTEMBER 15, 1998


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                               SEPTEMBER 15, 1998

PUBLIC OFFERING PRICE                                      GENERAL INFORMATION
Aggregate value of Securities per Unit (1)  $      9.900   Initial Date of Deposit                   September  15, 1998
Sales charge                                       0.325   Mandatory Termination Date                 September 15, 2000
   Less deferred sales charge                      0.225   Record Dates                          June 10 and December 10
Public offering price per Unit (2)          $     10.000   Distribution Dates                    June 25 and December 25

                                                    FINANCIAL
                                                    SERVICES          EUROTEC
                                                      TRUST        INDEXSM TRUST
                                                  -------------    -------------
TRUST INFORMATION
Initial number of Units (3)                              15,009           15,470
Aggregate value of Securities (1)                 $     148,585   $      153,145
Estimated initial distribution per Unit (4)       $         .03   $          .04
Estimated annual dividends per Unit (4)           $      .13329   $       .04923
Redemption price per Unit (5)                     $        9.67   $         9.66

--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or at the last asked price if not listed. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described on the next page.
(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.
(3)At the Evaluation Time on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors". The initial distribution is expected to occur in December 1998 for the Financial Services Trust and in June 1999 for the Morgan Stanley EuroTec IndexSM Trust.
(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.



                                    FEE TABLE

                                                  FINANCIAL
                                                  SERVICES          EUROTEC
                                                    TRUST        INDEXSM TRUST
                                                -------------    -------------
 TRANSACTION FEES (AS % OF OFFERING PRICE)
Initial sales charge (1)                                1.00%            1.00%
Deferred sales charge (2)                               2.25%            2.25%
                                                -------------    -------------
Maximum sales charge                                    3.25%            3.25%
                                                =============    =============
Maximum sales charge on reinvested dividends            2.25%            2.25%
                                                =============    =============

ESTIMATED ORGANIZATIONAL COSTS PER UNIT (3)     $      .15198   $       .04680
                                                =============    =============

ESTIMATED ANNUAL EXPENSES PER UNIT
Trustee's fee and operating expenses            $     0.02618   $      0.01454
Supervisory and evaluation fees                 $     0.00500   $      0.00500
                                                -------------    -------------
Estimated annual expenses per Unit              $     0.03118   $      0.01954

                                                =============    =============

ESTIMATED COSTS OVER TIME
One year                                        $      47       $       39
Three years                                     $      53       $       43
Five years                                            N/A              N/A
Ten years                                             N/A              N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".


--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from January 19, 1999 through September 19, 1999.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.


FINANCIAL SERVICES TRUST


   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks issued by financial services companies. These companies may include insurance companies, banks, savings and loans, consumer and industrial finance companies, securities brokerage companies, real estate investment companies, investment managers and leasing companies. We believe that the financial services industry is attractive based on several factors:

[CHART APPEARS HERE]

      o The earnings per share growth rate for financial services companies is above that for the Standard & Poor's 500 Index.
      o The possibility for mergers within the industry may allow for cost savings and better pricing for certain companies.
      o Despite faster earnings growth and a better return on equity, we believe that financial services stocks may be undervalued.

   Consider the following industry factors that we believe may contribute to future growth in this sector:

      o  An increased number of consolidations and mergers
      o  Relatively stable interest rates
      o  Low inflationary expectations
      o  Expansion of lending products
      o  Consumer confidence
      o  Growth in consumer spending
      o  Growth in credit cards
      o  Strong credit quality
      o  Growth in electronic commerce
      o  Increase in transaction volume due to improvements in technology

     Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                     MARKET VALUE        DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)           TO TRUST (2)
----------      -----------------------------------        --------------      -----------         -------------
     139        A.G. Edwards, Inc.                         $       31.688             1.77%         $   4,404.56
     122        AMBAC Financial Group, Inc.                        49.625             0.81              6,054.25
      94        Associates First Capital Corporation               64.000             0.63              6,016.00
     164        Bear Stearns Companies, Inc.                       35.813             1.68              5,873.25
      66        Chubb Corporation                                  67.000             1.85              4,422.00
     144        CMAC Investment Corporation                        41.500             0.29              5,976.00
     197        Conseco, Inc.                                      29.875             1.87              5,885.38
     159        Enhance Financial Services Group, Inc.             28.438             0.77              4,521.56
     157        Everest Reinsurance Holdings, Inc.                 37.563             0.53              5,897.31
     127        Financial Securities Assurance
                  Holdings, Limited                                46.875             0.96              5,953.13
     150        Franklin Resources, Inc.                           30.438             0.66              4,565.63
      94        Freddie Mac                                        46.750             1.03              4,394.50
     306        Frontier Insurance Group, Inc.                     14.750             1.73              4,513.50
     115        LandAmerica Financial Group, Inc.                  50.625             0.40              5,821.88
     217        Liberty Financial Companies, Inc.                  27.250             1.47              5,913.25
     108        MBIA, Inc.                                         56.000             1.39              6,048.00
     146        MGIC Investment Corporation                        39.813             0.25              5,812.63
     105        Nationwide Financial Services, Inc.                42.313             0.76              4,442.81
     193        Old Republic International Corporation             23.313             1.72              4,499.31
     112        PMI Group, Inc.                                    52.375             0.38              5,866.00
     129        Provident Companies, Inc.                          35.063             1.14              4,523.06
3    105        RenaissanceRe Holdings, Limited                    42.688             2.81              4,482.19
     186        Ryder System, Inc.                                 24.000             2.50              4,464.00
     158        Torchmark Corporation                              37.375             1.61              5,905.25
     139        Travelers Property Casualty Corporation            31.750             1.26              4,413.25
     284        United Asset Management Corporation                21.313             3.75              6,052.75
     123        UNUM Corporation                                   49.000             1.20              6,027.00
     322        Waddell & Reed Financial, Inc.                     18.125             2.92              5,836.25
----------                                                                                          -------------
   4,361                                                                                            $  148,584.70
==========                                                                                          =============

See "Notes to Portfolios".

MORGAN STANLEY EUROTEC INDEXSM TRUST

   The Trust seeks to provide capital appreciation through an investment in a fixed portfolio of the stocks included in the Morgan Stanley EuroTec Indexsm on the Initial Date of Deposit. In creating the index, Morgan Stanley sought to design a European benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley. We believe that the Trust offers a unique opportunity to increase your exposure to a strong foreign sector. We believe that many European technology companies are thriving right now. We believe that several companies have excelled in the worldwide technology market and may provide above average investment opportunities. These companies may be benefiting from the "new" Europe. The region is spending more on telecommunications, preparing high-speed data networks and exploring where technology will go in the next century.

[CHART APPEARS HERE]

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   THE INDEX. Morgan Stanley set the beginning index value to 200 as of the close of trading on June 21, 1996. From that time through July 31, 1998, the value of the index grew to 687.89. Over the same time period the Morgan Stanley High-Technology 35 Indexsm grew from 323.83 to 597.01, the Morgan Stanley Capital International Europe Index grew from 764 to 1351 and the Standard & Poor's 500 Index grew from 666.84 to 1120.67. If you set the values of each of these indexes to 1.0000 on June 21, 1996 they would have grown to the following values over this period: EuroTec IndexSM: 3.4395; High-Tech 35 Index: 1.8436; MSCI Europe Index: 1.7683; and S&P 500: 1.6806. Past performance of these indexes does not guarantee future results. This is not the past performance of the Trust and does not reflect sales charges and expenses that you will pay if you own Units. The Trust portfolio may differ from the EuroTec IndexSM for certain reasons.

   PURE TECHNOLOGY. The index includes 20 European electronics-based technology companies representing a wide range of technology industry segments. These segments include Computer Hardware, Software and Services, Telecommunications Equipment, Semiconductors and Semiconductor Capital Equipment, and Technology Conglomerates. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries within the European market. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies. The index currently includes five United Kingdom, five French, four Dutch, two German, two Swedish and two Finnish companies.

   EQUAL WEIGHTING. The index is an equal weighted index that includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.

     REBALANCING. Morgan Stanley rebalances the index to an equal weighting per company on the third Friday of each June. This allows stocks that appreciate during the year to command increasing influence in the index while guarding against the long-term negatives of a market-capitalization weighted index. Morgan Stanley also evaluates the index twice a year, on the close of the last trading days of May and November. Morgan Stanley evaluates index changes based on nature of business, market capitalization and liquidity. Morgan Stanley announces any changes the following week and changes take effect at the close of the third Friday of the month. We will not rebalance the Trust portfolio during its life. Changes in the index will not result in changes in the portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                         PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------        ---------------      -----------         -------------
      42        Alcatel                                    $       179.607            0.96%         $   7,543.50
     392        ASM Lithography Holding N.V.                        18.398            0.00              7,211.83
      33        Atos S.A.                                          234.087            0.00              7,724.86
     246        Baan Company, N.V.                                  32.091            0.00              7,894.42
      47        Cap Gemini S.A.                                    167.657            0.31              7,879.86
     243        CMG Plc                                             30.800            0.27              7,484.52
     190        Dassault Systemes S.A.                              42.881            0.40              8,147.34
     153        Getronics N.V.                                      49.130            0.37              7,516.86
     327        LM Ericsson                                         23.060            0.82              7,540.71
     231        Logica Plc                                          33.192            0.63              7,667.43
     184        Misys Plc                                           41.929            0.60              7,714.92
      94        Nokia Oyj                                           83.626            0.74              7,860.84
     121        Philips Electronics N.V.                            61.046            1.46              7,386.61
     372        Sage Group Plc                                      20.436            0.26              7,602.09
      14        SAP AG                                             555.425            0.27              7,775.94
     859        SEMA Group Plc                                       8.527            0.41              7,324.50
     113        Siemens AG                                          66.509            1.20              7,515.57
     125        STMicroelectronics                                  61.509            0.00              7,688.66
     239        Tieto Corporation                                   33.566            0.87              8,022.30
     209        WM-Data AB                                          36.565            0.41              7,642.12
----------                                                                                          -------------
   4,234                                                                                            $  153,144.88
==========                                                                                          =============

See "Notes to Portfolios".

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on September 14, 1998 and have settlement dates ranging from September 16, 1998 to September 30, 1998 (see "The Trusts").
   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit or the last asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                     PROFIT
                                          COST TO                   (LOSS) TO
                                          SPONSOR                    SPONSOR
                                      --------------             --------------
Financial Services Trust              $      148,585             $           --
Morgan Stanley EuroTec Indexsm Trust  $      153,389             $        (244)

     "3" indicates that the security is a common stock of a foreign company traded on a United States securities exchange.


   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    FINANCIAL SERVICES TRUST

     A.G. Edwards, Inc. A.G. Edwards, Inc., through its subsidiaries, provides securities and commodities brokerage services. The company is also involved in investment banking, distribution of mutual funds, corporate and municipal unit trusts, and options and commodities futures brokerage. A.G. Edwards markets its services to individual, corporate, government, and institutional clients throughout the United States.

    AMBAC Financial Group, Inc. AMBAC Financial Group, Inc., a holding company, provides financial guarantee insurance and financial management services. The company, through its subsidiary AMBAC Assurance Corporation, insures municipal and structured finance obligations. AMBAC provides investment agreements, interest rate swaps, investment management advisory, cash management, fund administration, and more.

    Associates First Capital Corporation. Associates First Capital Corporation provides finance, leasing, and related services to individual consumers and businesses in the United States and internationally. The company offers both consumer and commercial financing products and services.

    The Bear Stearns Companies Inc. The Bear Stearns Companies Inc., through its subsidiary Bear Stearns & Co. Inc., offers investment banking and securities trading and brokerage services. The company's business includes corporate finance and mergers and acquisitions, institutional equities and fixed income sales and trading, private client services, and more. Clients include governments, corporations, and individuals.

    Chubb Corporation. Chubb Corporation, a holding company, offers commercial and personal property and casualty insurance. The company also conducts business operations in life and health insurance, as well as real estate development. Chubb serves customers worldwide with employees located throughout North America, Europe, South America, and the Pacific Rim.

    CMAC Investment Corporation. CMAC Investment Corporation is a holding company for Commonwealth Mortgage Assurance Company, which provides private mortgage insurance coverage. The coverage is provided to residential mortgage lenders, including mortgage bankers, mortgage brokers, commercial banks, and savings institutions throughout the United States.

    Conseco, Inc. Conseco, Inc., a financial services holding company, develops, markets, and administers supplemental health insurance, annuity, life insurance, individual and group major medical insurance, and other insurance products. The company's insurance products are marketed in all 50 states, the District of Columbia, and certain protectorates of the United States.

    Enhance Financial Services Group, Inc. Enhance Financial Services Group, Inc., through subsidiaries, reinsures financial guarantees of municipal and asset-backed debt obligations. The company is involved in other insurance, reinsurance, and non-insurance businesses. Enhance also originates, purchases, services, and/or securitizes special assets, including winning lottery tickets, structured settlements, and more. Everest Reinsurance Holdings, Inc. operates through its wholly owned subsidiary.

    Everest Reinsurance Company. The company provides property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

    Financial Security Assurance Holdings, Limited. Financial Security Assurance Holdings, Limited., through its wholly-owned subsidiary Financial Security Assurance Inc., provides financial guaranty insurance on asset-backed and municipal obligations. The company operates throughout the entire United States and Puerto Rico. Financial Security Assurance, through its other subsidiaries, provides insurance and manages investment portfolios.

    Franklin Resources. Franklin Resources, Inc., through its directly and indirectly owned subsidiaries, principally provides global and domestic investment advisory and portfolio managment services to individual and institutional clients worldwide. The company provides management and servicing for the Franklin, Templeton, and Mutual Series mutual funds and institutional separate accounts.

    Freddie Mac. Freddie Mac is a stockholder-owned corporation established by the United States Congress to create a continuous flow of funds to mortgage lenders. The corporation supplies lenders with the money to make mortgages and packages the mortgages into marketable securities. The system is designed to create a stable mortgage credit system and reduce the rates payed by homebuyers.

    FRONTIER INSURANCE GROUP, INC. Frontier Insurance Group, Inc is an insurance holding company. The company, through its subsidiaries, is a national underwriter and creator of specialty insurance products serving the needs of insureds in niche markets.

     LandAmerica Financial Group, Inc. LandAmerica Financial Group, Inc. is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation, and Transnation Title Insurance Company. The company offers a full line of title insurance services to residential and commercial customers in the United States, Canada, and the Caribbean.

     Liberty Financial Companies, Inc. Liberty Financial Companies, Inc. is an integrated asset accumulation and management organization. The company manages assets on behalf of investors world-wide through an array of fixed, variable, and indexed annuities; private and institutional accounts; and 75 mutual funds.

    MBIA, Inc. MBIA, Inc., through its subsidiaries, is a financial guarantor and a provider of specialized financial services. The company provides products and services that meet the credit enhancement, financial, and investment needs of its public and private clients worldwide.

    MGIC Investment Corporation. MGIC Investment Corporation, through its subsidiary, provides private mortgage insurance coverage in the United States. The company's customers include thrifts, mortgage bankers and brokers, commercial banks, credit unions, and other lending institutions. The company also provides, through other subsidiaries, underwriting and contract services related to home mortgage lending.

     Nationwide Financial Services, Inc. Nationwide Financial Services, Inc. is the holding company for the long-term savings operations of Nationwide Insurance Enterprise. Nationwide Insurance is a diversified financial services organization led by Nationwide Mutual, which owns 81.5% of Nationwide Financial. Through its primary subsidiary, the company provides retirement and long-term savings insurance products in the United States.

    Old Republic International Corporation. Old Republic International Corporation is an insurance holding company whose subsidiaries market, underwrite, and provide risk management and reinsurance services for a variety of coverages in the property and liability, mortgage guaranty, title, life, and health fields.

    PMI Group, Inc. PMI Group, Inc., through its subsidiary PMI Mortgage Insurance, Inc., provides private mortgage insurance in the United States. The company also offers title insurance and various services and products for the home mortgage industry through its other subsidiaries.

     Provident Companies, Inc. Provident Companies, Inc. is a holding company whose subsidiaries are involved in life and health insurance. The company does business in the United States, Puerto Rico, and Canada. Provident offers individual life, disability, and annuity products through general agents, brokers, and corporations.

    RenaissanceRe Holdings, Limited. RenaissanceRe Holdings, Limited operates through its subsidiaries Renaissance Reinsurance, Limited., Glencoe Insurance, Limited, and DeSoto Insurance Company. The company provides reinsurance and insurance. RenaissanceRe's principal product is property catastrophe reinsurance.

     Ryder System, Inc. Ryder System, Inc. is a logistics and transportation company operating internationally. The company's principal product lines include dedicated logistics, full service truck leasing and programmed truck maintenance, commercial and consumer truck rental, public transportation services and automotive transport.

    Torchmark Corporation. Torchmark Corporation is an insurance and financial services holding company. The company's subsidiaries offer life and health insurance, personal financial planning, and mutual fund management through its Waddell and Reed subsidiary. Torchmark is licensed to sell insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam, New Zealand, and Canada.

    Travelers Property Casualty Corporation. Travelers Property Casualty Corporation provides a broad range of insurance products and services for the commercial markets. The company's products include workers' compensation, property, liability, specialty, and fidelity and surety bonds. Travelers also provides homeowners and auto insurance for consumers. The company is a member of Travelers Group, Inc.

    United Asset Management Corporation. United Asset Management Corporation provides diverse investment management services to institutions, high net worth, and retail investors. These services are offered through a broad range of operating firms for clients located in the United States, Canada, and overseas. UAM supports its affiliates through a series of marketing and service organizations.

    UNUM Corporation. UNUM Corporation, through its subsidiaries, offers group long term disability insurance in North America and the United Kingdom. The corporation also provides other employee benefits, including group life insurance, short term disability, long term care insurance, and payroll-deducted voluntary benefits. UNUM has offices in the United States, Canada, the United Kingdom, the Pacific Rim, Europe, and South America.

    Waddell & Reed Financial, Inc. Waddell & Reed Financial, Inc. underwrites and distributes 36 mutual fund portfolios. The company's mutual funds include 17 comprising the United Group of Mutual Funds, eight comprising the Waddell & Reed Funds, Inc. and 11 comprising the TMK/United Funds, Inc. Waddell also distributes "Torchmark" underwritten variable annuities and life insurance products to customers throughout the United States.

    MORGAN STANLEY EUROTEC INDEXSM TRUST

    Alcatel. Alcatel develops, produces and distributes telecommunications equipment and systems for public network, business and residential applications. The company also manufactures equipment for electrical power generation, transmission and distribution networks and railway transportation. In addition, Alcatel is active in shipbuilding, electrical engineering and the production of batteries.

    ASM Lithography Holding N.V. ASM Lithography Holding N.V. develops, manufactures, markets and services advanced photolithography projection systems, known as "wafer steppers." The company supplies wafer steppers to integrated circuit manufacturers located in the United States, Asia, and Western Europe. ASM also offers its customers a variety of support services.

    Atos S.A. Atos S.A. offers computer data services. The company processes, transmits and stores data, verifies credit, offers software solutions, installs computer networks and manages and markets mailing lists.

     Baan Company, N.V. Baan Company, N.V. provides business management software. The company's software integrates sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation and finance. Baan's software is an open system which can be reconfigured in response to changes in production and operational processes.

     Cap Gemini S.A. Cap Gemini S.A. offers computer consulting services. The company offers software products and information systems management, project management and education and training services. Cap Gemini serves customers in the petroleum, financial services, automotive, aerospace and telecommunications industries in Europe and the United States.

    CMG Plc. CMG Plc is an information technology (IT) company which provides consultancy, systems and services to clients worldwide. The company's system development/IT consultancy area provides services for systems development and integration and project management and the processing services/facilities management includes payroll processing, personnel administration and share registration processing.

     DASSAULT SYSTEMES S.A. Dassault Systemes S.A. develops computer-aided design, manufacturing and engineering software products. The company markets and sells through a relationship with International Business Machines, Inc. Dassault's product, "Catia," provides designers and engineers with a fully integrated three-dimensional computer modeling system.

    Getronics N.V. Getronics N.V. provides computer products and computer services around the world. Services provided by the company and its subsidiaries include, computer maintenance and installation services. The comp any also markets computer products and components, data communication equipment and network systems.

    LM Ericsson. LM Ericsson is a telecommunications company which produces and installs public telecommunications, business telecommunications, cable and network systems, defense systems, radio communications and components. The company markets its equipment in over 130 countries.

    Logica Plc. Logica Plc is a computer software and service company. Through its subsidiaries, the Group designs, produces, markets, integrates and supplies maintenance of its custom-built software and associated hardware systems. Logica also offers consulting and project management for the information technology market. The group services a number of markets, namely finance, government, energy and utilities.

    Misys Plc. Misys Plc provides computer services and supplies complete software and hardware solutions to end users throughout the United Kingdom. The company also provides support services and data services. Misys serves the insurance broking, frozen and chilled foods, construction, clothing, hotels, higher education, health care and travel services markets.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company operates in about 45 countries and provides its products and services worldwide.

    Philips Electronics N.V. Philips Electronics N.V., through subsidiaries, manufactures lighting, consumer electronics, music and film, multimedia devices, domestic appliances and personal care items, semi-conductors, medical devices, communications systems and industrial electronics. The company sells its products worldwide.

    Sage Group Plc. Sage Group plc is a software publishing company. The group develops, publishes and distributes accounting software for personal computer systems. Through its subsidiaries, Sage also maintains a registered user database which provides a market for their related products and services, including computer forms, software support contracts, program upgrades and customer training.

    SAP AG. SAP AG is a multinational software company with its headquarter in Walldorf, Germany. The company develops business software, consults on organizational usage of its application software and provides training services. SAP markets its products and services through subsidiaries, distributors and other business partners worldwide.

    SEMA Group Plc. SEMA Group Plc is an information technology company. The company provides facilities management, standard software products and systems integration including consulting, outsourcing and products. SEMA provides products and services to customers in the defense, energy, banking, transport, industry, telecommunications and government sectors, internationally.

    Siemens AG. Siemens AG manufactures a wide range of industrial and consumer products. The company builds locomotives, traffic control systems, automotive electronics and engineers electrical power plants. Siemens also provides public and private communications networks, computers, building control systems, medical equipment, household appliances and electrical components. The company operates worldwide.

     STMicroelectronics. STMicroelectronics designs, develops, manufactures and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer and industrial sectors. Geographically, customers are located in North America, Europe, Asia/Pacific and Japan.

    Tieto Corporation. Tieto Corporation manufactures and sells computer software and offers personal and professional services. The company offers services to maintain data processing systems in day-to-day operations, banks and other financial operatives, wholesale and retail traders, engineering and manufacturing industries and payroll and personnel administrations. Tieto has 21 subsidiaries.

    WM-Data AB. WM-Data AB is a computer consulting company. The company provides solutions involving studies and analysis, project management, development, maintenance and software, as well as training and data processing services for administrative systems. WM-Data sells its services to major companies, organizations, and public sector agencies in the Nordic Countries.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 114:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 114 as of September 15, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


     We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 114 as of September 15, 1998, in conformity with generally accepted accounting principles.

                                      GRANT THORNTON LLP

   Chicago, Illinois
   September 15, 1998



                             STATEMENTS OF CONDITION
                            AS OF SEPTEMBER 15, 1998

                                                                                            FINANCIAL
                                                                                            SERVICES          EUROTEC
                                                                                              TRUST        INDEXSM TRUST
                                                                                          -------------    -------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                                      $     148,585   $      153,145
                                                                                          -------------    -------------
      Total                                                                               $     148,585   $      153,145
                                                                                          =============    =============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Organizational costs (2)                                                               $       2,281   $          724
   Deferred sales charge liability (3)                                                            3,377            3,481
Interest of Unitholders--
   Cost to investors (4)                                                                        150,090          154,700
   Less: Gross underwriting commission and organizational costs (2)(4)(5)                         7,163            5,760
                                                                                          -------------    -------------
      Net interest to Unitholders (4)                                                           142,927          148,940
                                                                                          -------------    -------------
      Total                                                                               $     148,585   $      153,145
                                                                                          =============    =============


(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.

   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit (except that for the first 90 days these deposits will be in amounts which maintain, as nearly as practicable, the original proportionate relationship among each Security for the Financial Services Trust). Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

     Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Trust seeks to increase the value of your investment by investing in a portfolio of stocks of companies diversified within a particular industry. We cannot guarantee that a Trust will achieve its objective.

   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.

     A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap-- less than $1 billion; Mid-Cap-- $1 billion to $5 billion; and Large-Cap-- over $5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Trusts invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   FOREIGN STOCKS. Because the EuroTec Index Trust invests in stocks of foreign companies, it involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. This Trust also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. This Trust involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.


   SINGLE INDUSTRY. Each Trust invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Financial Services Issuers. The Financial Services Trust primarily invests in insurance companies, consumer and commercial finance companies, investment banking and brokerage firms and investment management companies. These issuers face risks related to such factors as general economic conditions, volatile interest rates, economic recession, competition from other financial services companies and government regulation.

   Insurance companies underwrite, reinsure, sell and distribute property, casualty, life, health, disability, title and financial guarantee insurance. In addition, many companies also offer various investment products or services. Insurance companies face particular risks such as uncertainty in establishing property-liability loss reserves, catastrophe losses that could have a material adverse impact on financial condition, the need to maintain appropriate levels of statutory capital and surplus, the need to maintain acceptable financial strength or claims-paying ability ratings, extensive government regulation and supervision, significant legal action, changes in interest rates that could adversely impact a company's investment portfolio or its investment products, planning to meet cash flow requirements related to life insurance policies, and availability of reinsurance and the ability to collect recoverable reinsurance amounts.

   Insurance companies face extensive government regulation and supervision. Among other things, these regulations set maximum rate levels, require that companies maintain certain levels of capital and surplus, impose limits on acceptable investments and require diversification of investments. State and federal governments re-examine existing regulations from time to time. Any change in current regulations could negatively impact insurance companies. Insurance companies often face litigation regarding coverage issues. Certain of these issues involve clean-up of waste sites under federal and state environmental laws. The outcome of this or any other litigation could negatively impact insurance companies.

   Technology Issuers. The Morgan Stanley EuroTec Indexsm Trust invests in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

     The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

PUBLIC OFFERING
-------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total sales charge (3.25% of the Public Offering Price) and the deferred sales charge ($0.225 per Unit). The deferred sales charge is assessed as described in the "Fee Table". If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The maximum sales charge assessed to each Unitholder is 3.25% of the Public Offering Price (3.359% of the aggregate value of the Securities less the deferred sales charge). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on September 15, 1999, the secondary market sales charge will be 2.75% and will not include deferred payments. The initial offering period sales charge is reduced as follows:


       AGGREGATE
       DOLLAR AMOUNT
       OF UNITS PURCHASED*                       SALES CHARGE
       ---------------------                     ----------------
       $100,000 - $249,999                            3.00%
       $250,000 - $499,999                            2.75
       $500,000 - $999,999                            2.50
       $1,000,000 or more                             2.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       AGGREGATE DOLLAR AMOUNT OF UNITS      CONCESSION OR AGENCY
       PURCHASED*                                 COMMISSION
       --------------------------------      --------------------
       Up to $99,999                               2.25%
       $100,000 - $249,999                         2.00
       $250,000 - $499,999                         1.90
       $500,000 - $999,999                         1.75
       $1,000,000 or more                          1.40

 ---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of a trust will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of such Trust will receive additional compensation of $.02 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

     TAX-SHELTERED RETIREMENT PLANS. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trusts. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automati cally reinvested.

   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.

   The Taxpayer Relief Act of 1977 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.

   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

   GENERAL. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charge, fees and expenses are paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).


TABLE OF CONTENTS
--------------------------------------------------------------------------------
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Financial Services Trust....................     4
   Morgan Stanley EuroTec Indexsm Trust........     6
   Notes to Portfolios.........................     8
   The Securities..............................     9
   Report of Independent Certified
      Public Accountants.......................    14
   Statements of Condition ....................    15
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Rights of Unitholders.......................   A-7
   Trust Administration........................   A-9
   Taxation....................................  A-11
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-15
   Additional Information......................  A-16


                                   PROSPECTUS


--------------------------------------------------------------------------------
                               SEPTEMBER 15, 1998

                           VAN KAMPEN FOCUS PORTFOLIOS

                       FINANCIAL SERVICES TRUST, SERIES 2
                 MORGAN STANLEY EUROTEC INDEXSM TRUST, SERIES 1


                              VAN KAMPEN FUNDS INC.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this prospectus for future reference.


                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 114


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS

                                                                 PAGE
      Risk Factors                                                 2
      The Trusts                                                   6
      Sponsor Information                                          7
      Trustee Information                                          8
      Trust Termination                                            9

RISK FACTORS

     PRICE VOLATILITY. Because the Trusts invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Trusts invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

     LIQUIDITY. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     YEAR 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.


   FINANCIAL SERVICES ISSUERS. The Financial Services Trust is concentrated in issuers within the financial services industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting financial services issuers because any negative impact on the financial services industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the financial services industry and the risks which such an investment may entail.

   An investment in Units should be made with an understanding of the problems and risks inherent in the insurance sector. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distribution or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.

   Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by morality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

   In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive ligation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disrupting many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

   Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

   An investment in Units should also be made with an understanding of the problems and risks of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

   TECHNOLOGY ISSUERS. The Morgan Stanley EuroTec Indexsm Trust is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Morgan Stanley EuroTec Indexsm Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



THE TRUSTS

     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio. Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. For example, common stocks (as represented by the Standard & Poor's 500 Index) have generally outperformed long-term U.S. Government bonds, U.S. Treasury bills and the rate of inflation over the long-term. Of course, this represents past performance of these categories and there is no guarantee of future results, either of these categories or of the Trust. In addition, the certain Trusts seek to provide access to international markets which have often generated historical returns superior to those in the United States. For example, during 1993-1997, the United States stock market ranked among the top three developed markets in total return only once and never ranked first (measured by the Morgan Stanley Capital International USA Index and MSCI country indexes).

   The Morgan Stanley EuroTec Indexsm ("Index") is the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Trust and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Index. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION

     Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1   Consent of Interactive Data Corporation.

4.2   Consent of Independent Certified Public Accountants.

EX-27 Financial Data Schedules.

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 114, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portolios, Series 114 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 15th day of September, 1998.

                                   Van Kampen Focus Portfolios, Series 114

                                   By Van Kampen Funds Inc.

                                   By GINA M. COSTELLO
                                      Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 15, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmerman                   President and Chief Operating             )
                                       Officer                                )

Ronald A. Nyberg                    Executive Vice President and              )
                                      General Counsel                         )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

                                    GINA M. COSTELLO
                                    (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.